# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ETHAN ALLEN INTERIORS INC, CIK 0000896156
CUSIP: 297602104
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 25 LAKE AVENUE EXT., DANBURY, Connecticut (CT), 06811
Date of event which requires filing of this statement: 11/06/2026
Amends the filing with accession number 0001193805-26-001025
Filed by CIK 0001472520
Persons authorized to receive notices and communications: DOUGLAS G. BERGERON, DGB INVESTMENT, INC., 7522 Glenwild Dr., Park City, Utah (UT), 84098, 408-232-7801; ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- DGB Investment, Inc. (CIK 0001472520): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,050,000; sole dispositive power 0; shared dispositive power 1,050,000; aggregate amount beneficially owned 1,050,000 (4.2% of the class)
- Douglas Bergeron Qualified Personal Residence Trust: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 90,000; sole dispositive power 0; shared dispositive power 90,000; aggregate amount beneficially owned 90,000 (0.4% of the class)
- Bergeron Nieces and Nephews Trust: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 135,000; sole dispositive power 0; shared dispositive power 135,000; aggregate amount beneficially owned 135,000 (0.5% of the class)
- Douglas G. Bergeron (CIK 0001298718): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,275,000; sole dispositive power 0; shared dispositive power 1,275,000; aggregate amount beneficially owned 1,275,000 (5.1% of the class)
- Jennifer M. Harrison: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 25,000; shared voting power 0; sole dispositive power 25,000; shared dispositive power 0; aggregate amount beneficially owned 25,000 (0.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: ETHAN ALLEN INTERIORS INC
Address of issuer's principal executive offices: 25 LAKE AVENUE EXT., DANBURY, Connecticut (CT), 06811

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended to add the following:

According to the voting results from the 2026 annual meeting of stockholders of the Issuer held on November 4, 2026 (the "2026 Annual Meeting"), as described in Item 4 below, DGB Investment's director nominees, Doug Bergeron, Kristine E. Miller and Steve Oblak, were elected to the Board of Directors of the Issuer (the "Board"). Accordingly, the Amended and Restated Group Agreement (as defined in Amendment No. 1 to the Schedule 13D) has been terminated and each of Anna Brockway, Kristine E. Miller, Steve Oblak, and Stefanie Tsen Ward is no longer a member of the Schedule 13(d) group.

The Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the Reporting Persons is party to the Joint Filing Agreement defined and described in Item 6 below.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

According to the final vote tabulation delivered to the Issuer by the independent inspector of election on November 6, 2026 in connection with the matters that were submitted to a vote at the 2026 Annual Meeting, Mr. Bergeron, Kristine E. Miller and Steve Oblak were elected to the Issuer's board of directors by the Issuer's stockholders.

In connection with the certification of the voting results of the 2026 Annual Meeting, the Amended and Restated Group Agreement (as defined in Amendment No. 1 to the Schedule 13D) has been terminated and each of Anna Brockway, Kristine E. Miller, Steve Oblak, and Stefanie Tsen Ward are no longer members of the Schedule 13(d) group. The Reporting Persons will continue filing statements on Schedule 13D as a group with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of such Reporting Persons is party to the Joint Filing Agreement defined and described in Item 6 below.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The aggregate percentage of Shares reported beneficially owned by the Reporting Persons is based upon 25,204,416 Shares outstanding as of September 11, 2026, which is the total number of Shares outstanding as reported in the Issuer's definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on September 24, 2026.

A. DGB Investment

As of the date hereof, DGB Investment beneficially owned 1,050,000 Shares.

Percentage: Approximately 4.2%

B. Residence Trust

As of the date hereof, Residence Trust beneficially owned 90,000 Shares.

Percentage: Approximately 0.4%

C. Nieces and Nephews Trust

As of the date hereof, Nieces and Nephews Trust beneficially owned 135,000 Shares.

Percentage: Approximately 0.5%

D. Mr. Bergeron

Mr. Bergeron, as President and sole stockholder of DGB Investment, may be deemed to beneficially own the 1,050,000 shares directly beneficially owned by DGB Investment. As trust advisor for each of the Residence Trust and the Nieces and Nephews Trust, Mr. Bergeron has sole voting and dispositive power over the Shares held in the Residence Trust and the Nieces and Nephews Trust and thus may be deemed to beneficially own the 90,000 Shares directly beneficially owned by the Residence Trust and the 135,000 Shares directly beneficially owned by the Nieces and Nephews Trust.

Percentage: Approximately 5.1%

E. Ms. Harrison

As of the date hereof, Ms. Harrison beneficially owned 25,000 Shares.

Percentage: Approximately 0.1%

Each Reporting Person may be deemed to be a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own the 1,300,000 Shares owned in the aggregate by all of the Reporting Persons, constituting approximately 5.2% of the Shares outstanding. Each Reporting Person disclaims beneficial ownership of the Shares that he, she or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:

There have been no transactions in the Shares of the Issuer by the Reporting Persons in the past sixty days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

In connection with the certification of the voting results of the 2026 Annual Meeting, the Amended and Restated Group Agreement and the Indemnification Agreements have been terminated.

On November 6, 2026, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

99.1 - Joint Filing Agreement, dated November 9, 2026.

## Signatures
- DGB Investment, Inc.: /s/ Douglas G. Bergeron, Douglas G. Bergeron, President (11/09/2026)
- Douglas Bergeron Qualified Personal Residence Trust: /s/ Douglas G. Bergeron, Douglas G. Bergeron, Trust Advisor (11/09/2026)
- Bergeron Nieces and Nephews Trust: /s/ Douglas G. Bergeron, Douglas G. Bergeron, Trust Advisor (11/09/2026)
- Douglas G. Bergeron: /s/ Douglas G. Bergeron, Douglas G. Bergeron (11/09/2026)
- Jennifer M. Harrison: /s/ Jennifer M. Harrison, Jennifer M. Harrison (11/09/2026)